Rider - Return of Premium Term Insurance Agreement

The Company agrees, subject to the provisions of this supplemental agreement, to provide the Term Insurance Benefit. The Company also agrees to provide all of the other benefits which are stated in this agreement. This agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Return of Premium Term Insurance Benefit—The Company will pay the Term Insurance Benefit upon receipt of due proof of the death of the Insured while this agreement is in force. The amount of the Term Insurance Benefit is the sum of all premiums paid into the policy up to the most recent monthly anniversary less any amounts paid into the policy or credited to the policy by the Company while the Insured is disabled under a waiver of premium or a waiver of monthly deductions agreement.

The Term Insurance Benefit will be paid on the death of the Insured to the beneficiary in one sum or, if elected, under an income payment option. If part or all of the benefit is paid in one sum, the Company will pay interest on this sum from the date of death to the date of payment. The interest rate will be determined each year by the Company, but will not be less than a rate of 3% per year compounded annually, or such higher rate as may be required by state law.

Monthly Deduction—While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the sum of:

(a)	the Cost of Insurance for the policy month for the Term Insurance under this agreement; and
(b)	the Cost of Insurance for the policy month for Waiver of Monthly Deduction for this agreement if a Waiver of Monthly Deduction Agreement is attached to this policy.

Cost of Insurance—The Cost of Insurance for the Term Insurance under this agreement is determined on a monthly basis. It is calculated as (a) multiplied by (b) where:

(a)	is the Cost of Insurance Rate divided by $1,000 for the Term Insurance applicable to this policy, and
(b)	is the amount of Term Insurance under this agreement.

The Cost of Insurance Rate for the Term Insurance is based on the attained age, sex and rate class of the Insured. Cost of Insurance Rates will be determined by the Company based on expectations as to future mortality, investment, expense and persistency experience. However, these rates will not exceed those shown for this agreement in the Additional Policy Specifications. Cost of Insurance Rates will not be adjusted by the Company as a means of recovering prior losses nor as a means of distributing prior profits.

Computation of Values—All values and benefits in this agreement are equal to or greater than those required by the law of the jurisdiction in which this policy is delivered.

Availability—This agreement will not be considered a part of the policy unless the Specified Amount for the base policy includes the Policy Value. A request at a later date to change the Specified Amount Option so that the Specified Amount does not include the Policy Value will not be allowed unless we also receive a written request to terminate this rider.

Termination of Agreement—This agreement will terminate upon :

(a)	the original maturity date of the base policy;
(b)	lapse of this policy;
(c)	surrender of this policy;
(d)

the Monthly Anniversary which coincides with or next follows (i) receipt by the Company of a written request by the Owner to terminate this agreement, and (ii) return of this policy for appropriate endorsement.

ROP-06(S)

A018893R

Rider - Return of Premium Term Insurance Agreement (continued)

Effective Date—The effective date of this agreement is the same as the Date of Issue of this policy unless another effective date is shown below.

The Penn Mutual Life Insurance Company

Chairman and
Chief Executive Officer

ROP-06(S)

A018894R